Exhibit 99.2

Hanwha Q CELLS Co., Ltd.

Interim Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	June 30, 2015	March 31, 2015	December 31, 2014
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	475.9	194.5	156.7
Restricted cash	149.1	123.2	2.4
Trade accounts receivable	304.6	308.5	31.0
Receivables from related parties	294.5	198.6	159.5
Inventories	444.6	402.4	204.4
Loans to related parties	45.5	15.2	9.1
Derivative contracts	6.3	7.6	0.8
Other current assets	119.2	101.3	21.0

Total current assets	1,839.7	1,351.3	584.9

Long-term prepayments	3.3	7.3	—
Property, plant and equipment - net	814.4	768.1	147.8
Intangible assets	16.0	16.1	13.7
Land use right - net	55.0	55.3	—
Deferred income taxes	6.2	5.8	3.6
Other long-term assets	7.9	19.3	16.4

Total assets	2,742.5	2,223.2	766.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	262.2	242.7	50.8
Notes payable	127.0	101.8	—
Payables to related parties	346.6	256.3	87.1
Deferred revenue	442.2	—	—
Accrued expenses	35.5	30.5	1.1
Other payables	17.9	14.8	8.9
Short-term debt	292.4	235.1	1.1
Current portion of long-term debt	164.1	266.0	1.2
Current portion of obligations under capital leases	3.8	4.5	5.7
Customer deposits	3.7	7.7	1.4
Unrecognized tax benefit	18.7	18.7	—
Derivative contracts	0.5	0.9	—
Litigation accruals	73.1	82.4	58.5
Deferred income taxes	9.4	9.0	5.4
Warranty provision	37.3	38.0	10.5
Other current liabilities	1.8	1.7	3.3

Total current liabilities	1,836.2	1,310.1	235.0

Long-term debt, net of current portion	619.1	611.8	283.5
Long-term obligations under capital leases	0.1	0.5	1.2
Long-term warranty provision	16.2	15.7	17.0
Deferred income taxes	3.8	4.2	—

Total liabilities	2,475.4	1,942.3	536.7

Redeemable ordinary shares	—	—	—
Stockholders’ Equity
Ordinary shares	0.4	0.4	0.4
Additional paid-in capital	430.9	430.6	329.8
Accumulated deficit	(98.6)	(84.4)	(64.0)
Accumulated other comprehensive loss	(65.6)	(65.7)	(36.5)

Total stockholders’ equity	267.1	280.9	229.7

Total liabilities, redeemable ordinary shares and stockholders’ equity	2,742.5	2,223.2	766.4

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(in millions of US dollars, except share data and net loss per share)

	For the three months ended					For the six months ended
	June 30, 2015		March 31, 2015			June 30, 2015
	(unaudited)		(unaudited)			(unaudited)
Net sales		338.0		333.5		671.5
Cost of goods sold		279.6		285.1		564.7

Gross profit		58.4		48.4		106.8
Selling and marketing expenses		19.8		15.2		35
General and administrative expenses		25.7		18.5		44.2
Research and development expenses		11.9		9.9		21.8
Restructuring charges		—		22.1		22.1

Operating income (loss)		1.0		(17.3)		(16.3)
Other expense
Interest income		2.1		0.3		2.4
Interest expense		(16.9)		(11.2)		(28.1)
Foreign exchange gain (loss)		—		0.9		0.9
Changes in fair value of derivative contracts		1.2		8.2		9.4
Investment loss		(1.5)		—		(1.5)
Miscellaneous income, net		0.7		1.0		1.70

Other expense, net		(14.4)		(0.8)		(15.2)
Loss before income taxes		(13.4)		(18.1)		(31.5)
Income taxes expenses (benefit)		0.8		2.3		3.10

Net loss		(14.2)		(20.4)		(34.6)

Net loss attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	US$	(0.00)	US$	(0.01)	US$	(0.01)
Diluted	US$	(0.00)	US$	(0.01)	US$	(0.01)

Number of shares used in computation of net loss per share:
Basic		4,158,310,368		4,005,718,692		4,082,030,404
Diluted		4,158,310,368		4,005,718,692		4,082,030,404

Other comprehensive loss
Foreign currency translation adjustment		0.1		(29.2)		(29.1)

Comprehensive loss		(14.1)		(49.6)		(63.7)

Hanwha Q CELLS Co., Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(in millions of US dollars)

	For the three months ended		For the six months ended
	June 30, 2015	March 31, 2015	June 30, 2015
	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	(14.2)	(20.4)	(34.6)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation, amortization and impairment	29.9	31.1	61.0
Allowance for doubtful accounts	—	0.7	0.7
Non-cash interest expense on amortization of long-term debt and litigation accruals	4.0	5.7	9.7
Unrealized (gains) loss on derivative contracts	0.9	(6.6)	(5.7)
Stock compensation expense	0.4	—	0.4
Loss from disposal of subsidiaries	1.5	—	1.5
Deferred tax expense	0.8	2.3	3.1
Changes in operating assets and liabilities
Trade accounts receivable	(0.7)	(121.7)	(122.4)
Inventories	(44.4)	(40.2)	(84.6)
Restricted cash	(28.5)	(15.9)	(44.4)
Other current assets	(109.5)	24.7	(84.8)
Other non current assets	(1.2)	—	(1.2)
Trade accounts payable	29.8	44.3	74.1
Notes payable	25.2	(0.4)	24.8
Warranty provisions	1.1	12.5	13.6
Accrued expenses	5.0	3.4	8.4
Deferred revenue	442.2	—	442.2
Other current liabilities	81.2	51.3	132.5

Cash provided by (used in) operating activities	423.5	(29.2)	394.3

Cash flows from investing activities
Net cash received from an acquisition	(0.0)	70.2	70.2
Capital expenditures	(40.7)	(17.8)	(58.5)
Changes in restricted cash	2.6	2.3	4.9
Proceeds from disposal of a subsidiary	0.5		0.5
Issuance of loans to related parties	(30.3)	(6.1)	(36.4)

Net cash provided by (used in) investing activities	(67.9)	48.6	(19.3)

Cash flows from financing activities
Proceeds from borrowings from banks	306.3	74.1	380.4
Principal payments on bank borrowings	(366.8)	(61.6)	(428.4)
Principal payments on capital lease obligations	(1.3)	(1.4)	(2.7)
Proceeds from related party borrowings	—	8.0	8.0
Principal payments on related party borrowings	(11.4)	—	(11.4)
Arrangement fee and other related costs for bank borrowings	(0.7)	(0.9)	(1.6)
Arrangement fee and other related cost for long-term notes	—	(1.0)	(1.0)

Net cash provided by (used in) financing activities	(73.9)	17.2	(56.7)

Net increase in cash and cash equivalents	281.7	36.6	318.3

Effect of exchange rate changes on cash and cash equivalents	(0.3)	1.2	0.9

Cash and cash equivalents at beginning of period	194.5	156.7	156.7
Cash and cash equivalents at end of period	475.9	194.5	475.9

check	—	—	—